AIM ETF Products Trust

5701 Golden Hills Drive

Minneapolis, MN 55416-1296

March 2, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AIM ETF Products Trust

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), AIM ETF Products Trust (the “Trust”) on behalf of its series, AllianzIM Managed Buffer10 Allocation ETF and AllianzIM Managed Buffer20 Allocation ETF (each, a “Fund,” and together, the “Funds”), hereby respectfully requests withdrawal of Post Effective Amendment No. 32 to the Trust’s Registration Statement under the 1933 Act, which was filed on Form N-1A (File Nos. 333-235734 and 811-23504) with the Securities and Exchange Commission via EDGAR (Accession No. 0001137439-24-000981) on May 2, 2024, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register each Fund. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 32.

Post-Effective Amendment Nos.	Filing Date	Accession Number
34	July 15, 2024	0001797318-24-000032
35	August 14, 2024	0001797318-24-000037
37	September 13, 2024	0001797318-24-000044
39	October 11, 2024	0001797318-24-000051
41	November 12, 2024	0001797318-24-000058
45	December 12, 2024	0001797318-24-000065
47	January 10, 2025	0001797318-25-000003
48	February 10, 2025	0001797318-25-000010
56	March 12, 2025	0001797318-25-000022
59	April 11, 2025	0001797318-25-000029
61	May 9, 2025	0001797318-25-000033
63	June 10, 2025	0001797318-25-000039
69	July 10, 2025	0001797318-25-000051
71	August 8, 2025	0001797318-25-000058
74	September 8, 2025	0001797318-25-000065
78	October 8, 2025	0001797318-25-000069
79	November 7, 2025	0001797318-25-000073
80	December 5, 2025	0001133228-25-013256
82	January 6, 2026	0001797318-26-000001
83	February 5, 2026	0001797318-26-000007

The Trust is making this application for withdrawal of Post-Effective Amendment 32 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Funds. No securities have been issued or sold in connection with Post Effective Amendment No. 32 or any of the Delaying Amendments.

If you have any questions, please contact me at 763-582-6512.

Sincerely,

/s/ Amanda Farren
Amanda Farren
Secretary and Chief Legal Officer
AIM ETF Products Trust